

March 22, 2012

Via E-mail
James R. Giertz
Chief Financial Officer
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110

     Re: **H.B. Fuller Company**
              Form 10-K for Fiscal Year Ended December 3, 2011
              Filed January 27, 2012
              Response dated March 13, 2012
              File No. 1-9225

Dear Mr. Giertz:

We have reviewed your response letter dated March 13, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Critical Accounting Policies and Significant Estimates, page 18
Goodwill, page 19

1. We note the expanded critical accounting policy disclosure regarding your testing of goodwill for impairment that you provided in response to comment 2 in our letter dated February 28, 2012. Please include this expanded disclosure in your next Form 10-Q rather than your next Form 10-K. In this regard, we note that the aggregate amount of goodwill related to reporting units' with fair values that are not substantially in excess of the carrying value is 5.6% of total equity and is 34% of income before income taxes and income from equity method investments for fiscal year 2011. As such, the expanded disclosures would provide investors with material information regarding material uncertainties related to goodwill as of December 3, 2011, that was not provided in your fiscal year 2011 Form 10-K.

Financial Condition, Liquidity and Capital Resources, page 30

2. We note your response to comment 5 in our letter dated February 28, 2012. Please confirm to us that you will provide the expanded disclosure that your current plans for your U.S. operations do not demonstrate a need to repatriate the foreign earnings in each of your future periodic reports (e.g., Forms 10-K and Forms 10-Q). In this regard, 88% of your cash and cash equivalents as of December 3, 2011, are held outside the U.S.

Note 1: Nature of Business and Summary of Significant Accounting Policies, page 44
Property, Plant and Equipment, page 46

3. We note the draft accounting policy you intend to include in future filings in response to comment 7 in our letter dated February 28, 2012. Please expand upon this disclosure to clarify what you mean by expenditures that improve the respective assets. It would appear that maintenance and repair costs that are expensed as incurred also improve the respective assets.

Earnings Per Share, page 47

4. We note your response to comment 8 in our letter dated February 28, 2012. Specifically, we note that the restricted stock shares and restricted stock units have dividend equivalent rights equal to the cash dividend paid on common stock. Please tell us your consideration of the guidance in ASC 260-10-45-61A and 45-68B regarding the calculation of basic earnings per share.

Note 10: Pension and Postretirement Benefits, page 62

5. We note the draft disclosure you intend to include in your next Form 10-K in response to comment 10 in our letter dated February 28, 2012. It is unclear how this draft disclosure is responsive to our comment, as the draft disclosures appear similar to the disclosures already provided in your fiscal year 2011 Form 10-K. As such, we continue to request that you expand upon this draft disclosure to provide "a narrative description of the basis used to determine the overall expected long-term rate-of-return-on-assets assumption, such as the general approach used, the extent to which the overall rate-of-return-on-assets assumption was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns, and how those adjustments were determined. The description should consider the major categories of assets..." Please provide us with the expanded disclosure you intend to include in future filings.

Note 12: Commitments and Contingencies, page 70

6. We note the draft disclosure you intend to include in your next periodic report in response to comment 12 in our letter dated February 28, 2012. Please further expand this disclosure to include the amount or range of reasonably possible loss in excess of accrual for the legal proceedings other than the asbestos-related litigation. In this regard, your current disclosures

continue to indicate that it is reasonably possible that these loss contingencies could be material to your results of operations and cash flows. Please refer to ASC 450-20-50-4 for guidance. Please provide us with the expanded disclosures you intend to include in your next Form 10-Q.

Note 13: Fair Value Measurements, page 72

7. As previously requested in comment 14 in our letter dated February 28, 2012, please provide all of the disclosures required by ASC 820-10-50-5 for fair value measurements on a nonrecurring basis for all periods presented in future filings beginning with your next Form 10-Q. In this regard, Notes 5 and 6 in your fiscal year 2011 Form 10-K do not include:
   - The carrying value per asset classification prior to the impairment charge
   - The fair value per asset classification (or implied fair value in the case of a goodwill impairment charge) used to calculate the impairment charge
   - The level within the fair value hierarchy in which the fair value measurements in their entirety fall; and
   - The inputs and valuation technique(s) used to measure fair value and a discussion of changes, if any, in the valuation technique(s) and related inputs used to measure similar assets and/or liabilities in prior periods.

   Please provide us with the expanded disclosures you intend to include in your next Form 10-Q.

   You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

   Sincerely,

   /s/ Terence O'Brien

   Terence O'Brien
   Accounting Branch Chief